SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Sequa Corporation

(Name of Issuer)

Class B Common Stock, no par value

(Title of Class of Securities)

81732 020

(CUSIP Number)

Joel I. Frank, Esq.

Hartman & Craven LLP

488 Madison Avenue

New York, NY  10022

(212) 753-7500

(Name, Address and Telephone Number of Person Authorized to Received Notices

and Communications)

April 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ''240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  /__/.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SCHEDULE 13D

CUSIP No. 81732 020

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd

April 13, 2004

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                (a)__

                                                                                    (b)__

SEC USE ONLY

SOURCE OF FUNDS (SEE INSTRUCTIONS)

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES	7)

SOLE VOTING POWER

		0
BENEFICIALLY OWNED BY EACH REPORTING	8) 9)	SHARED VOTING POWER 281,236 SOLE DISPOSITIVE POWER 0
PERSON WITH	10)	SHARED DISPOSITIVE POWER 281,236

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

281,236

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    8.5 (1)

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                    OO

           (1)   Based on 3,320,772 shares outstanding at February 28, 2006, as disclosed by the Issuer in its Form 10-K for the fiscal year ended December 31, 2005.

SCHEDULE 13D

CUSIP No. 81732 020

NAMES OF REPORTING PERSONS

            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        Gail Binderman

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)        (a)__

(b)__

SEC USE ONLY

SOURCE OF FUNDS (SEE INSTRUCTIONS)

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7)

SOLE VOTING POWER

		0
BENEFICIALLY OWNED BY EACH REPORTING	8) 9)	SHARED VOTING POWER 281,236 SOLE DISPOSITIVE POWER 0
PERSON WITH	10)	SHARED DISPOSITIVE POWER 281,236

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

281,236

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        8.5 (1)

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                        IN

           (1)   Based on 3,320,772 shares outstanding at February 28, 2006, as disclosed by the Issuer in its Form 10-K for the fiscal year ended December 31, 2005.

SCHEDULE 13D

CUSIP No. 81732 020

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Mark Alexander

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                (a)___

                                                                                    (b)___

SEC USE ONLY

SOURCE OF FUNDS (SEE INSTRUCTIONS)

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7)

SOLE VOTING POWER

		0
BENEFICIALLY OWNED BY EACH REPORTING	8) 9)	SHARED VOTING POWER 281,236 SOLE DISPOSITIVE POWER 0
PERSON WITH	10)	SHARED DISPOSITIVE POWER 281,236

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

281,236

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        8.5 (1)

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                        IN

           (1)   Based on 3,320,772 shares outstanding at February 28, 2006, as disclosed by the Issuer in its Form 10-K for the fiscal year ended December 31, 2005.

SCHEDULE 13D

CUSIP No. 81732 020

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Sharon Zoffness

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                (a)___

                                                                                    (b)___

SEC USE ONLY

SOURCE OF FUNDS (SEE INSTRUCTIONS)

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7)

SOLE VOTING POWER

		0
BENEFICIALLY OWNED BY EACH REPORTING	8) 9)	SHARED VOTING POWER 281,236 SOLE DISPOSITIVE POWER 0
PERSON WITH	10)	SHARED DISPOSITIVE POWER 281,236

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

281,236

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        8.5 (1)

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                        IN

           (1)   Based on 3,320,772 shares outstanding at February 28, 2006, as disclosed by the Issuer in its Form 10-K for the fiscal year ended December 31, 2005.

The Trustees (as defined in the Schedule (as defined below)) hereby amend and supplement the Schedule 13D originally filed with the Securities and Exchange Commission on April 22, 2004 and amended on July 22, 2005 (collectively, the ASchedule@) as follows:

This Schedule relates to the Class B common stock, no par value (AClass B Stock@), of Sequa Corporation, a Delaware corporation (the AIssuer@).

AItem 5.  Interest in Securities of the Issuer.

Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“(a) Each of the April 2004 Trust and the Trustees beneficially owns (as defined by Rule 13d-3 under the Act) 281,236 shares, or 8.5%, of the shares of Class B Stock outstanding as of February 28, 2006.”

Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“(b) Each of the April 2004 Trust and the Trustees has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 281,236 shares of Class B Stock.  Norman E. Alexander retains the right to dispose of 281,236 shares of Class B Stock in accordance with the terms of the April 2004 Trust.”

Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“Other than the exchange of 8,500 shares of Class B Stock for the cash equivalent thereof, $806,395, with Norman E. Alexander on April 10, 2006 pursuant to the Indenture establishing the April 2004 Trust, there were no transactions in the Class B Stock effected by the April 2004 Trust or the Trustees during the past sixty days.  See Item 6.”

AItem 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule is hereby amended by inserting the following text as the last paragraph thereof:

“On April 10, 2006, Norman E. Alexander, pursuant to the terms of the April 2004 Trust, delivered a letter to the April 2004 Trust directing that 8,500 shares of Class B Stock be exchanged for the cash equivalent thereof.”

Item 7.      Material to be Filed as Exhibits.

Exhibit 3.    Letter dated April 10, 2006, from Norman E. Alexander to the grantor retained annuity trust known as “Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd April 13, 2004.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 17, 2006

                                                Gail Binderman, Mark Alexander and Sharon

                                                Zoffness as Trustees u/i dtd April 13, 2004

                                                By:       /s/ Gail Binderman

                                                            -------------------------

                                                            Gail Binderman

                                                            Trustee

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 17, 2006

                                                            /s/ Gail Binderman

                                                            -------------------------

                                                            Gail Binderman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 17, 2006

                                                            /s/ Mark Alexander

                                                            -------------------------

                                                            Mark Alexander

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 17, 2006

                                                            /s/ Sharon Zoffness

                                                            -------------------------

                                                            Sharon Zoffness